UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*

                           NEARCTIC NICKEL MINES INC.
                           --------------------------
                                (Name of Issuer)

                         Common Shares with No Par Value
                         -------------------------------
                         (Title of Class of Securities)

                                    639498104
                                    ---------
                                 (CUSIP Number)

                              Pinetree Capital Ltd.
                               The Exchange Tower
                        130 King Street West, Suite 2500
                            Toronto, Ontario, Canada
                                     M5X 1A9
                            Telephone: (416) 941-9600
                           Attention: Richard Patricio
                           ---------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                              Ralph W. Norton, Esq.
                               Davis & Gilbert LLP
                                  1740 Broadway
                            New York, New York 10019
                                 (212) 468-4800

                                September 3, 2008
                                -----------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


                               Page 1 of 11 pages

--------------------------------------
|      CUSIP No. 639498104           |
--------------------------------------
--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS
     I.R.S.   IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

                          PINETREE RESOURCE PARTNERSHIP

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
     (a)
     (b)

--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS (See Instructions)

                                       WC

--------------------------------------------------------------------------------
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                                     ONTARIO

--------------------------------------------------------------------------------
                        |7.   SOLE VOTING POWER
                        |
                        |                  0 (SEE ITEMS 2 AND 5)
                        |
                        |-------------------------------------------------------
     Number of          |8.   SHARED VOTING POWER
      Shares            |
    Beneficially        |                  7,000,000 (SEE ITEMS 2 AND 5)
      Owned by          |
        Each            |-------------------------------------------------------
     Reporting          |9.   SOLE DISPOSITIVE POWER
    Person with         |
                        |                  0 (SEE ITEMS 2 AND 5)
                        |
                        |-------------------------------------------------------
                        |10.  SHARED DISPOSITIVE POWER
                        |
                        |                  7,000,000 (SEE ITEMS 2 AND 5
                        |
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          7,000,000 (SEE ITEMS 2 AND 5)

--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           20.4 % (SEE ITEMS 2 AND 5)

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (See Instructions)

                                       PN

--------------------------------------------------------------------------------


                                Page 2 of 11 pages

--------------------------------------
|      CUSIP No. 639498104           |
--------------------------------------
--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS
     I.R.S.   IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

                              PINETREE CAPITAL LTD.

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
     (a)
     (b)

--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS (See Instructions)

                                       AF

--------------------------------------------------------------------------------
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                                     ONTARIO

--------------------------------------------------------------------------------
                        |7.   SOLE VOTING POWER
                        |
                        |                  0 (SEE ITEMS 2 AND 5)
                        |
                        |-------------------------------------------------------
     Number of          |8.   SHARED VOTING POWER
      Shares            |
    Beneficially        |                  7,000,000 (SEE ITEMS 2 AND 5)
      Owned by          |
        Each            |-------------------------------------------------------
     Reporting          |9.   SOLE DISPOSITIVE POWER
    Person with         |
                        |                  0 (SEE ITEMS 2 AND 5)
                        |
                        |-------------------------------------------------------
                        |10.  SHARED DISPOSITIVE POWER
                        |
                        |                  7,000,000 (SEE ITEMS 2 AND 5
                        |
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          7,000,000 (SEE ITEMS 2 AND 5)

--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           20.4 % (SEE ITEMS 2 AND 5)

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (See Instructions)

                                       CO

--------------------------------------------------------------------------------


                                Page 3 of 11 pages

Item 1. Security and Issuer.

     The title of the class of equity securities to which this statement relates is common shares, no par value per share (the "Common Shares") of Nearctic
Nickel Mines Inc., a corporation formed under the laws of Canada (the "Company"). The address of the principal executive offices of the Company is 160 Matheson Boulevard East, Unit 5, Mississauga, Ontario, L4Z 1V4, Canada.

Item 2. Identity and Background.

     (a)-(c) This Schedule 13D is being filed by Pinetree Resource Partnership, a general partnership formed under the laws of the province of Ontario ("Pinetree Resource"), and by Pinetree Capital Ltd. ("Pinetree Capital"), a corporation formed under the laws of the Province of Ontario, Canada. Pinetree Capital is the parent company and holds 91.41% of the outstanding equity interests of Pinetree Resource. Genevest inc., a corporation formed under the laws of the Province of Alberta, Canada ("Genevest"), holds 8.58% of the outstanding equity interests of Pinetree Resource. Emerald Capital Corp., a corporation formed under the laws of the Province of Alberta, Canada ("Emerald"), holds .01% of the outstanding equity interests of Pinetree Resource. Pinetree Capital holds 100% of the outstanding capital stock of each of Genevest and Emerald. The principal businesses of Pinetree Resource, Pinetree Capital, Genevest and Emerald are private investment.

              The address of the principal office of each of Pinetree Resource, Pinetree Capital, Genevest and Emerald is The Exchange Tower, 130 King Street West, Suite 2500, Toronto, Ontario M5X 1A9.

     (d) During the past five years, neither Pinetree Resource nor, to Pinetree Resource's knowledge, any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). During the past five years, neither Pinetree Capital nor, to Pinetree Capital's knowledge, any of its executive officers, directors or controlling persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). During the past five years, neither Genevest nor, to Genevest's knowledge, any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). During the past five years, neither Emerald nor, to Emerald's knowledge, any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

     (e) During the past five years, neither Pinetree Resource nor, to Pinetree Resource's knowledge, any of its executive officers or directors has been a party to a civil


                                Page 4 of 11 pages
              proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws. During the past five years, neither Pinetree Capital nor, to Pinetree Capital's knowledge, any of its executive officers, directors or controlling persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws. During the past five years, neither Genevest nor, to Genevest's knowledge, any of its executive officers or directors has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws. During the past five years, neither Emerald nor, to Emerald's knowledge, any of its executive officers or directors has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

     (f) The name, citizenship, business address, principal business occupation or employment of each of the directors and executive officers of Pinetree Resource, Pinetree Capital, Genevest and Emerald are set forth on Annex A hereto.

Item 3. Source and Amount of Funds and Other Consideration.

     On July 6, 2006, Pinetree Resource purchased 1,000,000 units from the Company in a private placement at a price of CAD$0.50 per unit, each unit consisting of one Common Share and one five year share purchase warrant. Each warrant entitles the holder thereof to purchase one Common Share at a price of CAD$1.00 per share. Pinetree Resource used its working capital to acquire the units.

     On September 3, 2008, Pinetree Resource purchased a convertible debenture with a principal amount of CAD$1,000,000 from the Company in a private placement. The debenture is due August 25, 2010 and is secured by all of the Company's shares in its subsidiary Ungava Mines Inc. Interest is payable on the debenture at the rate of 12% per annum. The debenture may be converted at any time up to and including August 25, 2010 into units of the Company at a conversion price of CAD$0.40 per unit. Each unit consists of one Common Share and one five year share purchase warrant. Each warrant entitles the holder thereof to purchase one Common Share for CAD$0.75 per share. Pinetree Resource used its working capital to acquire the debenture.


                                Page 5 of 11 pages

Item 4. Purpose of Transaction.

     (a) - (j). The units and the debenture were acquired for investment purposes. Pinetree Capital is a diversified investment, financial advisory and merchant banking firm focused on the small cap market. Pinetree Capital's investment approach is to build a macro position in a sector, find the micro-cap opportunities in that sector and work with those companies to build them to commercial production and create an exit.

     Except as set forth in this Item 4, neither Pinetree Resource nor Pinetree Capital have any present plans that relate to or would result in: the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; any material change in the present capitalization or dividend policy of the Company; any other material change in the Company's business or corporate structure; changes in the Company's charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Company by any person; causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Company to become eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934; or any action similar to the foregoing.

Item 5. Interest in Securities of the Issuer.

     (a) As of the date hereof, Pinetree Resource is deemed to beneficially own an aggregate of 7,000,000 Common Shares (the "PR Shares"), representing approximately 20.4% of the number of Common Shares outstanding of the Company. Pinetree Capital directly owns over 90% and beneficially owns 100% of Pinetree Resource and therefore may be deemed to have beneficial ownership of the shares owned by Pinetree Resource. As of the close of the private placement in which Pinetree Resource purchased Units, the Company had 28,263,276 shares of Common Stock outstanding.

     (b) By virtue of Pinetree Resource's direct ownership of the PR Shares and Pinetree Capital's ownership and control of Pinetree Resource, Pinetree Capital may be deemed to have shared power to vote and dispose or direct the vote and direct the disposition of the PR Shares.

     (c)  See Item 3.

     (d)  Not applicable.


                                Page 6 of 11 pages

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Except as set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof or between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

     1. Joint Filing Agreement between Pinetree Resource Partnership and Pinetree Capital Ltd. dated as of September 12, 2008.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 12, 2008

                                        PINETREE RESOURCE PARTNERSHIP


                                        By: /s/ Larry Goldberg
                                            ------------------
                                            Name: Larry Goldberg
                                            Title:  A.S.O.


                                        PINETREE CAPITAL LTD.

                                        By: /s/ Larry Goldberg
                                            ------------------
                                            Name: Larry Goldberg
                                            Title: Executive Vice President and
                                            Chief Financial Officer


                              Page 7 of 11 pages

                                     Annex A

                        Executive Officers and Directors

Pinetree Resource Partnership

Name and Citizenship                          Principal Occupation or Employment and Business Address
--------------------                          -------------------------------------------------------
Sheldon Inwentash                             Authorized Signing Officer of Pinetree Resource
Canadian citizen                              Chief Executive Officer of
                                              Pinetree Capital Ltd.
                                              The Exchange Tower
                                              130 King Street West
                                              Toronto, Ontario, M5X 1A9, Canada

Larry Goldberg                                Authorized Signing Officer of Pinetree Resource
Canadian citizen                              Excutive Vice-President and CFO of
                                              Pinetree Capital Ltd.
                                              The Exchange Tower
                                              130 King Street West
                                              Toronto, Ontario, M5X 1A9, Canada

Richard Patricio                              Authorized Signing Officer of Pinetree Resource
Canadian citizen                              Vice President, Legal & Corporate of
                                              Pinetree Capital Ltd.
                                              The Exchange Tower
                                              130 King Street West
                                              Toronto, Ontario, M5X 1A9, Canada

Pinetree Capital Ltd.

Name                                          Principal Occupation or Employment and Business Address
---                                           -------------------------------------------------------
Sheldon Inwentash                             Director and Chief Executive Officer
Canadian citizen                              Pinetree Capital Ltd.
                                              The Exchange Tower
                                              130 King Street West
                                              Toronto, Ontario, M5X 1A9, Canada

Larry Goldberg                                Executive Vice-President and CFO
Canadian citizen                              Pinetree Capital Ltd.
                                              The Exchange Tower
                                              130 King Street West
                                              Toronto, Ontario, M5X 1A9, Canada

Richard Patricio                              Vice President, Legal & Corporate
Canadian citizen                              Pinetree Capital Ltd.
                                              The Exchange Tower
                                              130 King Street West
                                              Toronto, Ontario, M5X 1A9, Canada

Bruno Maruzzo                                 Director of Pinetree Capital
Canadian citizen                              Principal of Technoventure Inc., a business consulting company
                                              800 Petrolia Road, Unit 15
                                              Toronto, Ontario, M3J 3K4, Canada

                              Page 8 of 11 pages

Peter Harder                                  Director of Pinetree Capital
Canadian citizen                              Senior Policy Advisor of  Frazer Milner Casgrain
                                              99 Bank Street, Suite 1420
                                              Ottawa, Ontario, K1P 1H4, Canada

Ron Perry                                     Director of Pinetree Capital
Canadian citizen                              Principal of Briolijor Corporation, a business consulting
                                              company
                                              28 Appleglen
                                              Hudson, Quebec, J0P 1H0, Canada

Kent Moore                                    Director of Pinetree Capital
Canadian citizen                              Professor with the Department of Physics, University of
                                              Toronto
                                              864 Davenport Rd.
                                              Toronto, Ontario, M6G 2B6, Canada

Alan Hibben                                   Director of Pinetree Capital
Canadian citizen                              Principal of Shakerhill Partners Ltd., a business consulting company
                                              Royal Bank Plaza North Tower
                                              200 Bay St. 4th Floor
                                              Toronto ON M5J 2W7 Canada

Andrew Fleming                                Director of Pinetree Capital
Canadian citizen                              Senior Partner , Ogilvy Renault
                                              Royal Bank Plaza, South Tower
                                              200 Bay Street, Sutie 3800
                                              Toronto, Ontario, M5J 2Z4, Canada

Marshall Auerback                             Director of Pinetree Capital
Canadian citizen                              Independent Businessman
                                              817 Pearl Street
                                              Denver, CO 80203 USA

Genevest inc.

Name                                          Principal Occupation or Employment and Business Address
----                                          -------------------------------------------------------
Sheldon Inwentash                             Director of Genevest
Canadian citizen                              Chief Executive Officer
                                              Pinetree Capital Ltd.
                                              The Exchange Tower
                                              130 King Street West
                                              Toronto, Ontario, M5X 1A9, Canada

Larry Goldberg                                CFO
Canadian citizen                              Pinetree Capital Ltd.
                                              The Exchange Tower
                                              130 King Street West
                                              Toronto, Ontario, M5X 1A9, Canada

Richard Patricio                              Vice President, Legal & Corporate
Canadian citizen                              Pinetree Capital Ltd.

                              Page 9 of 11 pages

                                              The Exchange Tower
                                              130 King Street West
                                              Toronto, Ontario, M5X 1A9, Canada


Emerald Capital Corp.

Name                                          Principal Occupation or Employment and Business Address
----                                          -------------------------------------------------------

Sheldon Inwentash                             Director of Emerald Capital
Canadian citizen                              President
                                              Pinetree Capital Ltd.
                                              The Exchange Tower
                                              130 King Street West
                                              Toronto, Ontario, M5X 1A9, Canada

Larry Goldberg                                CFO
Canadian citizen                              Pinetree Capital Ltd.
                                              The Exchange Tower
                                              130 King Street West
                                              Toronto, Ontario, M5X 1A9, Canada

                               Page 10 of 11 pages